UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Resolution on Cash Dividend Payment

On August 8, 2023 at the Board of Directors meeting, POSCO HOLDINGS INC. resolved to pay cash dividend of the 2nd quarter for the fiscal year 2023 as follows:

Cash Dividend per Share (KRW)	2,500
Dividend Yield (%)	0.6
Record Date	June 30, 2023
Provisional Dividend Payment Date	August 28, 2023
Total Cash Dividend Amount (KRW)	189,690,517,500

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: August 8, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President